CAESARS ENTERTAINMENT CORPORATION
One Caesars Palace Drive
Las Vegas, Nevada 89109

May 24, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Tom Kluck
Legal Branch Chief

Re:    Caesars Entertainment Corporation
Registration Statement on Form S-4
Filed March 13, 2017
File No. 333- 216636
Supplemental Response Submitted April 24, 2017

Dear Mr. Kluck:
This is in response to the Staff’s letter, dated May 12, 2017, with respect to the above referenced Registration Statement on Form S-4 of Caesars Entertainment Corporation (the “Company”, “CEC”, “we”, “us” or “our”) (together with exhibits, the “Registration Statement”), filed on March 13, 2017.
The Staff requested that we respond by amending our Registration Statement and providing requested information. Certain capitalized terms set forth in the letter are used as defined in the Registration Statement. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto, including providing the requested information. We also expect to file an amended Registration Statement in the near term that incorporates the Staff’s comments as set forth below, along with other updates and revisions.
CEC Unaudited Consolidated Condensed Pro Forma Financial Statements, page 51

2.
Please tell us the terms of the transaction that resulted in your determination that the leaseback of the facilities to New CEOC will not qualify for sale-leaseback accounting. Within your response, please tell us the authoritative accounting literature management relied upon in making this determination.

In determining the appropriate accounting treatment for CEC’s acquisition of New CEOC and the real estate assets that will be sold to PropCo and leased back to New CEOC, management evaluated, among other things, the sale of real estate and sale-leaseback guidance within ASC 360-20 and ASC 840-40, respectively. Management determined that the transaction represents a sale of real estate with a corresponding leaseback by New CEOC, and therefore, is a sale-leaseback transaction within the scope of ASC 360-20 and ASC 840-40. Accordingly, the transaction was evaluated to determine if CEC and New CEOC could recognize a sale and apply

Mr. Tom Kluck
Securities and Exchange Commission
Division of Corporation Finance
May 24, 2017

sale-leaseback accounting by assessing whether the payment terms and provisions transfer all of the other risks and rewards of ownership as demonstrated, in part, by the absence of any prohibited forms of continuing involvement by CEC and New CEOC, as described in ASC 360-20-40-37 through 40-64, ASC 840-40-25-13 through 25-14, and ASC 840-40-25-17.
As described in ASC 840-40-25-17(b) an example of continuing involvement that would preclude sale-leaseback accounting includes any provision “that allows the seller-lessee to participate in any future profits of the buyer-lessor or the appreciation of the leased property, for example, a situation in which the seller-lessee owns or has an option to acquire any interest in the buyer-lessor.” In addition, ASC 840-40-25-13(a) provides an additional example of prohibited continuing involvement, in part, as a provision where “the seller-lessee has an obligation or an option to repurchase the property.”
With respect to this example of continuing involvement, we evaluated the lease term, including any optional renewal periods, and the rent adjustment provisions associated with exercising the renewal options. The terms of the lease call for a 15-year initial term with four 5-year optional renewal periods. Management estimates that the length of the lease, including optional renewal periods, would represent substantially all (90% or more) of the remaining economic lives of the properties and facilities subject to the lease. If the renewal options are exercised, the terms of the renewal include an increase in the base rent to the then-current fair market value, which may be limited to a 10% increase if the fair market value increase would exceed 10% of the previous year’s base rent. If the 10% cap is triggered, the base rent adjustment will result in a base rent amount that is less than fair market value at the time of renewal.
We determined that our ability to renew the lease for substantially all of the remaining estimated economic life of the leased assets at a rate that has the potential of being less than a fair market value rate as determined at the time of renewal could result in CEC and New CEOC sharing in the appreciation of the property and is akin to a purchase option in accordance with ASC 840-40-25-17(b) and 840-40-25-13(a), respectively. We believe this represents a form of continuing involvement that precludes sale-leaseback accounting because not all of the risks and rewards of ownership have been transferred to PropCo.
Notes to Unaudited Consolidated Condensed Pro Forma Financial Statements, page 66

3.	Please revise adjustment (y) in Note 3 to disclose the interest rate used to estimate the interest expense for the finance obligation.
We will update our amended Registration Statement to disclose the interest rate used to estimate the interest expense for the finance obligation in the Unaudited Consolidated Condensed Pro Forma Financial Statements.
Contractual Obligations and Commitments, page 155

4.	Please revise to also provide a table of contractual obligations on a pro forma basis.
We will update our amended Registration Statement to include a table of contractual obligations on a pro forma basis.

Mr. Tom Kluck
Securities and Exchange Commission
Division of Corporation Finance
May 24, 2017

Caesars Entertainment Operating Company, Inc. (Debtor-In-Possession)
Note 7 - Goodwill and Other Intangible Assets, F-101

5.
We note that you have recorded intangible assets not subject to amortization. Please tell us more about the trademarks and gaming rights and the factors you considered in determining that they have an indefinite life. In this regard, please tell us how you determined there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the trade names and gaming licenses. See ASC 350-30- 35-1 through -5.

On a quarterly basis (or more frequently, if necessary), the Company assesses the useful lives of its intangible assets related to trademarks and gaming rights based on the period over which each asset is expected to contribute directly or indirectly to the future cash flows of the Company. Determining whether a gaming license has an indefinite or finite life requires judgment, and we take into consideration the nature of the renewal process and additional economic sacrifices, if any, required when renewing the license. The evaluation of trademarks is based on other factors related to the Company’s intended use of the trademarks or outside factors that may indicate these intangibles have an other than indefinite useful life.
The assessment of useful lives considers, among other factors, the following requirements from ASC 350-30-35-3:

A.	The expected use of the asset by the entity.
Given the Company’s 80-year history in the casino-entertainment industry and brand recognition among consumers, we currently intend to use the intangible assets indefinitely.

B.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.
The intangible assets are not dependent on or specifically associated with another asset or group of assets that would thereby limit the useful lives of the intangible assets or indicate that the useful lives of the assets are other than indefinite.

C.
Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter.

Except for renewal requirements for certain gaming rights (discussed below), there are currently no legal, regulatory, or contractual provisions that may limit the useful lives of CEOC’s gaming rights and trademark intangible assets. Therefore, we do not believe there are any regulations that would indicate an other-than-indefinite useful life for CEOC’s trademarks and applicable gaming rights based on CEOC’s understanding of the applicable gaming regulations and the current legal requirements associated with these intangible assets.

Mr. Tom Kluck
Securities and Exchange Commission
Division of Corporation Finance
May 24, 2017

D.
The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph.

For intangible assets associated with gaming rights that are required to be renewed or extended, CEOC’s assumptions regarding its ability to successfully renew or extend the gaming rights are based CEOC’s direct historical experience or experience with similar arrangements and regardless of whether those arrangements have explicit renewal or extension provisions. For instance, CEOC’s renewal costs are nominal and the renewal processes generally are perfunctory and have a regular cadence with a focus primarily on relatively objective criteria, such as financial viability and the gaming entity’s long-term business plans, ethics, and compliance history. In addition, the gaming regulators in the jurisdictions in which CEOC’s operates do not generally have a history of revoking gaming operator licenses. CEOC has historically renewed and extended its gaming rights without a lapse in its ability to utilize the gaming rights, and its gaming rights have never been revoked.

E.
The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).

There are currently no obsolescence, demand, competition or other economic factors that CEOC considers to be indicators that its intangible assets related to gaming rights and trademarks would have a finite useful life. Detrimental changes in factors such as demand and competition, for example, would be considered in the analysis of impairments, but CEOC would not currently consider those indicators of a finite useful life for these intangible assets. In addition, CEOC’s bankruptcy filing has not affected its ability to use the intangible assets owned by CEOC and has not affected the status or renewal of its gaming rights.

F.
The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not.

CEOC does not incur significant maintenance costs related to the trademarks and gaming rights.
Based on all the factors considered above, we believe it is appropriate to assign indefinite useful life to the trademarks and gaming rights.
* * *

Mr. Tom Kluck
Securities and Exchange Commission
Division of Corporation Finance
May 24, 2017

If you have any questions regarding the response contained in this letter, please do not hesitate to contact the undersigned at (702) 407-6220.

Sincerely,
/s/ Keith A. Causey

Keith A. Causey
Senior Vice President,
Controller and Chief Accounting Officer

cc:    Timothy R. Donovan, Esq., Caesars Entertainment Corporation
Scott E. Wiegand, Esq., Caesars Entertainment Corporation
Michael D. Cohen, Esq., Caesars Acquisition Company

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